AMENDED MILLENNIAL FERTILITY CO. LLC
LIMITED LIABILITY COMPANY OPERATING AGREEMENT

THE UNITS DESCRIBED IN THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY APPLICABLE STATE OR OTHER FEDERAL SECURITIES LAWS. SUCH INTERESTS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

This Amended Limited Liability Company Operating Agreement of Millennial Fertility Co. LLC, a Michigan limited liability company (the "Agreement") is made effective as of March 6, 2020 between and among Millennial Fertility Co. LLC, a Michigan limited liability company (the "Company") and the person listed as the Initial Member on the attached Schedule A. Pursuant to the Michigan Limited Liability Company Act, being Act No. 23, Public Acts of 1993, as amended (the "Act"), the Members and the Company agree as follows.

ARTICLE 1
GENERAL MATTERS

1.1 Formation. The Company is a Michigan limited liability company organized under the Act, and the Company shall be governed by the Act, the Articles, and this Agreement.

1.2 Name. The name of the Company shall be "Millennial Fertility Co. LLC" or such other name(s) as the Manager may designate from time to time. The Company may operate under one or more assumed names as deemed advisable by the Manager.

1.3 Purposes and Powers. The Company shall have any and all powers necessary for the conduct of its business consistent with the Act. Without limiting the foregoing, the Company's primary line of business is the production and sale reproductive healthcare systems and related items.

1.4 Duration. The Company shall continue in existence until the Company dissolves and its affairs are wound up in accordance with the Act or this Agreement.

1.5 Principal Place of Business, Registered Office, Registered Agent. The Company's principal place of business shall be located at such place or places as the Manager may from time to time designate. The Company's initial registered office shall be located at 4111 Andover Rd., Bloomfield Hills, MI 48302, and its initial resident agent at such initial registered office shall be Harry Cendrowski.

1.6   Intention to be Taxed as a Disregarded Entity. The Members intend for the Company to be taxed as a corporation and not as a pass-through entity. The provisions of this Agreement shall be interpreted consistent with this intention.

1.7   Management. The business of the Company shall be managed by or under the authority of one or more Managers as provided in Article 5 of this Agreement.

1.8   Title to Company Assets. The assets of the Company shall be owned by the Company as an entity, and Members shall not, by virtue of being a Member, have any ownership interest in any Company asset.

1.9   No Liability of Managers and Members. Unless otherwise provided by law or in this Agreement, a person who is a Member, a Manager, or both of the Company is not liable for the acts, omission, debts, or obligations of the Company.

1.10   No Third-Party Beneficiaries. The provisions of this Agreement, and the rights, powers, duties and obligations of the Members hereunder, are for the sole benefit of the Company and the Members. No other party (other than a successor in interest to the Company or a Member, where provided by law or by express agreement) shall have the right to rely on or enforce the provisions of this Agreement as a third-party beneficiary or otherwise. Without limiting the generality of the foregoing, neither any creditor of the Company or of any Member, nor any other party, may compel a Member to make any contribution to the Company's capital, regardless of whether the Company's assets are sufficient to provide for its liabilities.

1.11   Membership Units. Schedule A attached hereto, and incorporated herein (as may be amended from time to time), shall set forth the Initial Member's name, address, number of Units held, and Percentage Interest. All Membership Units shall be of a single class and entitled to equal voting and distribution rights.

1.12   Admission of New Members. Additional members may only be admitted as a Member upon the affirmative vote of at least three-quarters of all issued and owned voting Units of the Members. The person shall, before being admitted as a Member of the Company and as a condition to it, execute any documents required by the Company, agreeing to be and become a Member of the Company, subject to all of the terms and conditions of this Agreement. The Company may issue additional Units in the Company to new Members on any terms and conditions and for whatever consideration, if any, approved by the affirmative vote required above.

1.13   Definitions. The following terms, wherever they appear in this Agreement, have the following meanings:

"Affiliate" of any particular person means (i) any other person controlling, controlled by or under common control with such particular person, where "control" means the possession, directly or indirectly, of the power to direct the management and policies of a person whether through the ownership of voting securities, by contract or otherwise, and (ii) if such person (other than the Company) is a partnership, any general partner thereof.

"Cause" means (i) the conviction of any criminal offense involving moral turpitude, (ii) the persistent unwillingness, incompetence, or inability to perform the duties and responsibilities of a Manager, (iii) the persistent malfeasance, misfeasance, or nonfeasance in connection with the performance of a Manager's duties and responsibilities as a manager of the Company, or (iv) the performance of willful and intentional acts having the effect of injuring the reputation, business, or business relationships of the Company.

"Code" means the Internal Revenue Code of 1986, as amended.

"Disabled" or "Disability" means that a Member's or Manager's personal physician determines that, by reason of physical or mental illness or impairment, the Member or Manager is substantially unable to fulfill or perform the Member's obligations and duties to the Company and that the disabling condition has existed for at least thirty (30) days and is expected to continue for at least an additional ninety (90) days. Each Member hereby grants the Company the right to have a physician engaged by the Company consult with the Member's physician for purposes of making such determination and waives any claim of privacy as to the Member's medical records for such purpose. If there is any difference of opinion between the two physicians, the opinion of the physician engaged by the Company shall control.

"Insider" means a person who is related by blood or marriage to a Member, or who is a business entity, association or trust in which a Member or a Member's relative by blood or marriage has a legal or beneficial interest.

"Manager" means Harry Cendrowski or such other person(s) as may be designated as a/the Manager in accordance with section 6.1(h) below.

"Member" means each person signing this Agreement as a Member and any person subsequently admitted as a member of the Company. The initial Member is Conceivex II Inc. ("Initial Member").

"Membership Interest" means the rights of a Member under this Agreement. The Membership Interests will be divided into the number of Units shown on Schedule A and distributed to the Initial Member.

"Percentage Interest" means, as to any Member as of any date, the number of Units held by such Member divided by the total number of issued and owned Units.

"Person" or "person" means and includes an individual, partnership, sole proprietorship, corporation, limited liability company, trust, limited liability company, unincorporated voluntary association, joint venture, unit of government, government agency, and every other kind of legally cognizable entity.

"Presumed Tax Liability" means for any Member, for a Tax Year of the Company, an amount equal to the product of (a) the amount of taxable income allocated to that Member from the Company for that taxable year, and (b) the combined effective federal and state income tax rate, adjusted for the federal deduction for state income taxes, applicable during a Tax Year for computing regular ordinary income tax liabilities (without reference to minimum taxes, alternative minimum taxes, or income tax surcharges) of a natural person residing in Michigan in the highest bracket of taxable income.

"Separation Date" means the date on which a Member has ceased to hold any of the following statuses in relation to the Company: Member, employee, officer, or Manager.

"Sharing Ratio" means the proportion of the items of income, gain, loss or deduction for each fiscal year or other period that each Member is entitled to have allocated to him/her/it. the Members that a Member's or Assignee's Shares is to the aggregate Shares of all Members and Assignees. The Sharing Ratios of the Members are shown on Schedule A, as may be amended from time to time if new Members are admitted.

"Tax Distribution" means a distribution in an amount equal to a Member's Presumed Tax Liability for the applicable taxable year.

"Tax Year" means the Company's annual accounting period for federal tax purposes.

"Treasury Regulations" means the regulations promulgated under the Code.

"Units" are the units of measure for the Membership Interests. The number of Units owned by each Member is shown on Schedule A.

ARTICLE 2
BOOKS, RECORDS AND ACCOUNTING

2.1   Books of Account. At all times during the continuance of the Company, the Company shall maintain full and true books of account of the Company's affairs, reflecting each of the Company's transactions, at the Company's principal office, which books shall be open to inspection by any Member (or such Member's authorized representative) at any time during ordinary business hours. The Company may engage certified public accountants to assist in the preparation of the Company's books and financial statements and to render any other services the Company requests.

2.2   Bank Accounts. The Company may establish accounts for the deposit of Company funds, in such types and at such institutions as shall be determined from time to time by the Manager and the statements and records of such accounts shall be open to inspection by any Member (or such Member's authorized representative) at any time during ordinary business hours. The Manager and such other agents or employees as designated by the Manager shall be authorized signers on all such accounts.

2.3   Fiscal Year. The Fiscal Year of the Company shall be the calendar year or such other annual accounting period as may be established by the Manager.

2.4   Tax Matters Member. The Tax Matters Member shall be the person designated as the Company's Tax Matters Member by the vote of at least three-quarters of the Members entitled to vote. The Tax Matters Member shall have the powers and duties provided for in Code section 6231(7) and the related Treasury Regulations.

2.5   Tax Reports. The Company shall provide to each Member the Company's tax return and Form K-1 for each Tax Year at such time as will enable the Members to file their respective tax returns on a timely basis (including extensions), and such other information as may be necessary for the preparation of each such Member's United States federal and state income tax returns.

ARTICLE 3
CAPITAL CONTRIBUTIONS AND CAPITAL ACCOUNTS

3.1   Capital Accounts. The Company shall establish and maintain a separate capital account for each Member in a manner that complies with the applicable Treasury Regulations (including but not necessarily limited to Treasury Regulation 1.704-1(b)(2)(iv)) and any requirements of the Code. The equity contribution from the Initial Member shall be a lease ad license agreement between the Initial Member and the Company through which the Initial Member shall lease the use of the Initial Member's tangible property and license the use of the Initial Member's intangible property in exchange for the issuance by the Company of 100% of the Company's Units to the Initial Member.

3.2   Additional Capital Contributions. Additional capital contributions shall only be made at the time and upon the conditions agreed upon unanimously by all of the Members entitled to vote.

3.3   No Interest on Capital Contributions. Members shall not be paid interest on their capital contributions.

3.4   Return of Capital Contributions. Except as otherwise provided in this Agreement, no Member shall have the right to receive the return of any capital contribution or any part thereof.

3.5   Loans and Advances by Members.

(a)   Any Member may advance money to the Company with the prior consent of the Manager. An advance made by a member shall not bear interest, nor increase or decrease any Member's interest in the Company, but rather the amount of the advance shall be an obligation of the Company to the advancing Member and shall be fully repaid (without interest) before any distributions, whether distributions of profits or otherwise, or any withdrawals of capital (if permitted) are made with respect to any Member. No Member shall be obligated under this Agreement to make any advance to the Company.

(b)   If at any time the Company needs additional funds that for any reason the Company does not raise through additional capital contributions or through advances, the Company may borrow from any one or more of the Members or Manager to whatever extent, at a rate of interest, and on reasonable payment terms, as may be consented to by the Manager and at least three-quarters of the other Members entitled to vote. These loans shall be evidenced by promissory notes signed on behalf of the Company.

ARTICLE 4
PROFITS, LOSSES AND DISTRIBUTIONS

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4 .1   Allocation of Profits and Losses. All items of income, gain, loss or deduction for each fiscal year or other period will be determined in accordance with applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and the Treasury Regulations, and will be allocated to the Members according to their respective Sharing Ratios. Provided, however, that at all times the allocation of profits and losses shall comply with the Code and any applicable Treasury Regulations.

4.2   Distributions.

(a)   Determination. The Company may make distributions to the Members from time to time but only after the Manager and the Tax Matters Member both determine, in their reasonable judgment, that the Company has cash on hand exceeding the Company's current and anticipated needs (including operating expenses, debt service, acquisitions, reserves, and mandatory distributions, if any). No distribution shall be declared or made if, after giving it effect, (i) the Company would not be able to pay its debts as they became due in the usual course of business or (ii) the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy on dissolution the preferential rights of other Members that are superior to the rights of the Members receiving the distribution.

(b)   Form and Procedure of Distributions. All distributions (except Tax Distributions) shall be made in proportion with the Sharing Ratios of the Members. Distributions may be made from any source, provided they do not violate any agreement that the Company has with any of its creditors or any provision of the Act, and provided further that no Member shall be required to accept a distribution in any form other than cash.

        (c)   <u>Tax Distributions.</u> For each taxable year of the Company, the Company will, during that Tax Year or not later than 90 days after the end of the Tax Year, use the Company's reasonable efforts to distribute a Tax Distribution to each Member (as recognized on the books of the Company on the date of the distribution) with respect to that taxable year. Any ordinary distributions paid pursuant to the subsection (a) shall be included in calculating whether further Tax Distributions are owed. The Company may distribute Tax Distributions in quarterly installments on an estimated basis before the end of a taxable year. The Members may, by a two-thirds vote of Members, refrain from making Tax Distributions for one or multiple specified years.


ARTICLE 5
MANAGEMENT

5.1   <u>Management by Manager.</u> The Company shall be managed by the Manager.

5.2   <u>Manager's Authority</u>. The Manager shall have full power and authority to manage the Company's day to day operations and its business and to make all incidental decisions except for those requiring the approval of other Members as set forth in this Agreement.

5.3   <u>Resignation or Removal of Manager</u>. The Manager shall serve until the Manager's resignation, death (or cessation to exist if an entity), Disability, or removal pursuant to one of the following methods:

        (a) for Cause, a finding of which requires the affirmative vote of at least three-fourths of the voting Units not owned by the Manager or any Insider or Affiliate of the Manager, and the written opinion of an independent licensed Michigan attorney (who may, but need not, serve in the role of arbitrator of the Cause issue), engaged for the purpose of rendering an opinion of whether Cause exists; or

        (b) by an order or judgment of a court of competent jurisdiction, whether or not such court finds Cause as defined in this Agreement; or

        (c) without Cause if (i) there are at least three Members who are not the Manager or an Insider or Affiliate of the Manager, and (ii) all such Members unanimously vote to remove the Manager.

        (d) Reasonable sums of money expended by any Member(s) to pursue a finding of Cause shall, if Cause is found, be treated as advances to the Company under section 3.5(a) above.

        (e) A vacancy in the position of Manager shall be filled promptly by a vote as described in section 6.1(o) below.

5.4   Officers.

The Manager may, from time to time, (i) appoint one or more persons to offices of the Company and may assign such titles and functions, and delegate such authority and duties, to such officers as the Manager shall deem necessary or desirable, (ii) appoint, employ or otherwise contract with persons for the transaction of the business of the Company or the performance of services for or on behalf of the Company as the Manager shall determine, and (iii) delegate to any person (including any officer of the Company) such authority and powers to act on behalf of the Company as he shall deem advisable. Any appointment, employment, or other delegation pursuant to this section 5.4 may be revoked at any time by the Manager.

ARTICLE 6
MEETINGS AND VOTING OF THE MEMBERS
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6.1   Voting. All Members whose Units including voting rights, as shown on Schedule A, shall be entitled to vote those Units on any matter submitted to a vote of the Members. Such Members shall have the right to vote on the following matters, all of which shall require the affirmative vote of at least three-quarters of all issued and owned voting Units (unless a more stringent vote threshold is required by the Act):

(a)   Dissolution, merger, or conversion (to another entity form) of the Company.

(b)   Transactions between the company and a Member or an Insider of a Member. For example, and without limitation, Member/Insider loans to the company, loans from the company to a Member/Insider, purchase or lease of company assets by a Member/Insider, sale or lease of Member/Insider assets to the company).

(c)   Sale or exchange of any Company assets other than inventory sold in the ordinary course of business.

(d)   Extension of credit by the Company beyond net 60 days.

(e)   Amendment of the Company's certificate of formation or this Agreement.

(f)   Incurring any debt of $50,000.00 or more for anything other than purchasing goods on credit for resale.

(g)   Granting a security interest in assets of the Company, with the exception of purchase money security interests securing less than $50,000.00 in debt.

(h)   The appointment of a Manager of the Company.

(i)   Any transfer or assignment of any Units by any Member, other than transfers to a Member's self-settled revocable living trust or to a limited liability company or corporation solely owned by the Member.

(j)   The admission of any person as a Member of the Company.

6.2   Meetings. The Manager shall convene an annual meeting of the Members to take place at a date, time and place deemed appropriate by the Manager, with notice at least five (5) days in advance to all Members. In the absence of any notice, annual meetings will be held at the Company's registered offices on the first Tuesday of each November at 11:00 a.m. Special meetings of Members for any proper purpose or purposes may be called at any time by the Manager or the Members holding at least ten percent (20%) of the Units entitled to vote. The Company shall deliver or mail written notice stating the date, time, place, and purposes of any special meeting to each Member entitled to vote at the meeting if any matter requiring a vote is to be taken up at the special meeting. A Member may agree in writing that receipt of written notice by email will suffice. The notice shall be given not less than five (5) or more than twenty (20) days before the meeting date. Notice of a special meeting of the Members may also be waived in writing by a Member. All meetings of Members shall be presided over by the Manger or a chairperson designated by the Manager. The attendance of a Member at any meeting constitutes a waiver of notice of the meeting, unless the Member objects at the beginning of the meeting to the transaction of any business because the meeting is not properly called. A Manager or Member may participate in a meeting, with the same effect as being present in person, by a conference telephone or by other similar communications equipment through which all persons participating in the meeting may communicate with the other participants.

6.3   Consent. Any action required or permitted to be taken at an annual or special meeting of the Members may be taken by consent or approval without a meeting or prior notice. The consent or approval must be in writing, set forth the action to be taken, and be signed by the Members having at least the minimum number of votes necessary to authorize or take the action at a meeting at which all Units entitled to vote on the action are present and voting. Every written consent or approval shall also bear the date of when each Member signed the consent. Prompt notice of the taking of action without a meeting by less than unanimous written consent of the Members entitled to vote shall be given to all Members who did not consent to or approve the action.

ARTICLE 7
DISPOSITION OF MEMBERSHIP INTERESTS/UNITS

7.1   Disposition of Interest.

(a)   General. Every sale, assignment, transfer, exchange, mortgage, pledge, grant, hypothecation, or other disposition of any Units shall be made only in compliance with this Article. In addition to any other requirements in this Agreement for disposition of any Units, no Units shall be disposed of if (i) the disposition would cause a termination of the Company under the Code; (ii) the disposition would not comply with all applicable state and federal securities laws and regulations; or (iii) the assignee of the Units fails to provide the Company with the information and agreements that the Company may require in connection with such a disposition. Any purported or attempted disposition of a membership interest in violation of this Article is void.

(b)　Permitted Dispositions. A Member may, without the consent of the other Members, assign his or her Units to an inter-vivos trust qualifying as a grantor trust under Subchapter J of the Code, which by its terms provides that the Member or Assignee is the grantor, trustee, and beneficiary of all of the trust income, and wherein he or she has retained for his or her own life the power to revoke the trust in full, and such trust is in full compliance with all provisions of this Agreement; provided, however, that the only trustee authorized to vote any such Units shall be the Member who created the trust (the "Grantor"), or a successor trustee after the Grantor dies or becomes Disabled.

ARTICLE 8
DISSOLUTION AND WINDING UP

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8.1　Dissolution. The Company shall be dissolved and its affairs wound up on the first to occur of (a) a vote to dissolve the Company which meets the requirements set forth in this Agreement; or (b) the entry of a decree of judicial dissolution. On the dissolution of the Company, the Manager shall promptly commence the winding up of the Company's business and affairs pursuant to and in accordance with the Act.

8.2　Winding Up. On dissolution, the Company shall cease carrying on its business and affairs and begin to wind them up. The Company shall complete the winding up as soon as practicable. On the winding up of the Company, its assets shall be distributed first to creditors, to the extent permitted by law, in satisfaction of Company debts, liabilities, and obligations (including those owed to the Members). The remaining assets shall be distributed as a liquidating distribution to the Members according to their Sharing Ratios. The proceeds shall be paid to the Members within ninety (90) days after the date of the winding up or, if payment is not possible or the amounts to be paid are disputed, such amounts shall be placed in escrow.

ARTICLE 9
COVENANTS

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9.1　Confidentiality Commitment. Each Member acknowledges that each Member will obtain information relating to the Company which is of a confidential and proprietary nature ("Proprietary Information"). Such Proprietary Information may include, but is not limited to, this Agreement, trade secrets, work product, know-how, inventions, techniques, processes, programs, brochures, materials, financial information, customer lists, supplier lists, customer pricing and preferences, and sales and marketing plans. Such information does *not* have to be marked confidential to be protected pursuant to this section. As a result, each Member during his/her/its time as a Member and afterwards shall maintain in the strictest confidence and in trust all such Proprietary Information (the "Confidentiality Commitment"). This Confidentiality Commitment shall survive termination of this Agreement as well as the termination of any other agreement between Member and Company, if any, regardless of how or by whom such termination occurs. Any departing Member shall return, within five (5) business days of departure from membership, all Proprietary Information in his/her/its possession without requirement of any demand for return and without making copies or summaries of any Proprietary Information. In addition to the covenant contained in this section, the Company reserves the right to enforce all applicable laws in protecting the Proprietary Information, including but not limited to the Michigan Uniform Trade Secrets Act and the Federal Economic Espionage Act of 1996.

        9.2   <u>License and Copyright Agreement</u>. Each Member hereby acknowledges that (a) all Proprietary Information related exclusively to the operations of the Company is the exclusive property of the Company and (b) the Company shall own the entire right, title, and interest in and to all Proprietary Information conceived, created, or developed, alone or with any Member or others, as the result of the performance of the Member's duties as a Member, employee, officer, or Manager; and hereby assigns to the Company the entire right, title, and interest in and to the Proprietary Information and in and to the proprietary rights therein or based thereon (the "<u>License and Copyright Agreement</u>". This License and Copyright Agreement shall survive termination of this Agreement as well as termination of any other agreement between Member and Company, if any, regardless of how or by whom such termination occurs.

        9.3   <u>Remedies</u>. Each Member agrees that there is no adequate remedy at law or sufficiently precise measure of damages for violation of the provisions set forth in this Article 9 and, as a result, without limiting the rights of the Company or any Member to pursue all other legal and equitable rights available to them against a Member for breaching any of the terms of this Article, it is agreed that the Company and any non-breaching Member shall have the right to immediate injunctive relief against a breaching Member to prevent a violation or a continuing violation of the covenants contained in this Article. It is further agreed that the Member violating the terms of this Article shall (in addition to being subject to liability for damages and other remedies) immediately forfeit the right to receive any remaining payments from the Company or any remaining Member, for whatever reason. If the Company or any remaining Member shall seek their remedies under this Article, they shall be entitled to recovery of their actual attorney fees and related court costs if they are determined by a tribunal of competent jurisdiction to be entitled to a substantial portion of the remedies sought.

ARTICLE 10
INDEMNIFICATION

    10.1   <u>Indemnity</u>.

        (a) The Company hereby agrees to indemnify and hold harmless any person (each an "<u>Indemnified Person</u>") to the fullest extent permitted under the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Company is providing immediately prior to such amendment), against all expenses, liabilities and losses (including attorney fees, judgments, fines, excise taxes or penalties) reasonably incurred or suffered by such Indemnified Person (or one or more of such Indemnified Person's Affiliates) by reason of the fact that such Indemnified Person is or was a Member or is or was serving as a Manager, officer, employee, or agent of the Company or is or was serving at the request of the Company as a manager, officer, director, principal, member, employee or agent of another partnership, corporation, joint venture, limited liability company, trust or other enterprise; provided that (unless the Manager otherwise consents) no Indemnified Person shall be indemnified for any expenses, liabilities and losses suffered that are attributable to such Indemnified Person's or its Affiliates' gross negligence, willful misconduct or knowing violation of law. Expenses, including attorney fees, incurred by any such Indemnified Person in defending a proceeding shall be paid by the Company in advance of the final disposition of such proceeding, including any appeal therefrom, upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by the Company.

(b) The right to indemnification and the advancement of expenses conferred in this section shall not be exclusive of any other right that any Person may have or hereafter acquire under any statute, agreement, action of the Manager or otherwise.

(c) The Company may maintain insurance, at its expense, to protect any Indemnified Person against any expense, liability or loss described in subsection (a) above whether or not the Company would have the power to indemnify such Indemnified Person against such expense, liability or loss under the provisions of this section.

(d) Notwithstanding anything contained herein to the contrary (including in this section 10.1), any indemnity by the Company relating to the matters covered in this section 10.1 shall be provided out of and to the extent of Company assets only and no Member (unless such Member otherwise agrees in writing or is found in a final decision by a court of competent jurisdiction to have personal liability on account thereof) shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnity of the Company.

(e) If this section 10.1 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Indemnified Person pursuant to this section 10.1 to the fullest extent permitted by any applicable portion of this section 10.1 that shall not have been invalidated and to the fullest extent permitted by applicable law.


ARTICLE 11
MISCELLANEOUS PROVISIONS


11.1   Governing Law. This Agreement shall be governed by the laws of the State of Michigan, without regard to its conflict of laws principles.

11.2   Conflicts of Interest. THE PARTIES ACKNOWLEDGE THAT LEGAL COUNSEL PREPARING THIS AGREEMENT WAS REPRESENTING THE COMPANY, AND THAT THE INITIAL MEMBER HAS HAD THE OPPORTUNITY TO SEEK THE ADVICE OF INDEPENDENT COUNSEL AND WAIVES ANY CLAIMS REGARDING ANY POSSIBLE CONFLICT OF INTEREST WITH REGARD TO THIS AGREEMENT OR ITS PREPARATION.

11.3   Entire Agreement and Amendments. This Agreement is the entire agreement between the parties with respect to the transactions and matters contemplated by its terms, and no prior or contemporaneous agreements, understandings, representations or statements (oral or written) shall bind the parties. No change, modification, supplement or addition to any part of this Agreement, including this paragraph, shall be binding on either party unless it is in writing and has been authorized by vote in accordance with section 6.1(e) above.

11.4   Severability. The provisions of this Agreement shall be severable such that any section, paragraph, clause or provision of this Agreement which is found to be unenforceable or invalid shall not affect the enforceability or validity of any other section, paragraph, clause or provision of this Agreement.

11.5   Copies and Counterparts. Copies (photostatic, facsimile or otherwise) of any person's signature to this Agreement shall be deemed to be an original, may be delivered electronically or otherwise, and may be relied on to the same extent as the original. This Agreement may be executed in counterparts, any one of which need not contain the signatures of more than one party, and counterparts may be delivered electronically or otherwise, and each counterpart will have the same legal effect as a hand-delivered original. All counterparts together shall constitute one and the same agreement binding on all the parties hereto. Any collection of fewer than all of the signed counterparts may be enforced against the persons who signed those collected counterparts.

11.6   Descriptive Headings and Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. Whenever required by the context, (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and (b) verbs shall include the plural and vice versa. The use of the word "including" in this Agreement shall be by way of example rather than by limitation. Reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof (and, if applicable, hereof). The use of the words "or," "either" and "any" shall not be exclusive. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

11.7   Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when delivered personally to the recipient, (b) when sent by facsimile or email to the recipient before 5:00 p.m. Eastern time on a business day in the United States with a hard copy dispatched that same day to the recipient by reputable overnight courier service, charges prepaid; (c) one business day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (d) when sent by e-mail to the recipient if the recipient acknowledges receipt of the email in writing (e.g. by reply email). Such notices, demands and other communications shall be sent to the Members and to the Company at the addresses set forth on the attached Schedule A, as it may be amended from time to time.

11.8   Business Days. If any time period for giving notice or taking action under this Agreement expires on a day which is a Saturday, Sunday, or legal holiday in the state of Michigan or the jurisdiction in which the Company's principal office is located, the time period shall automatically be extended to the business day immediately following such Saturday, Sunday, or legal holiday.

AGREED AND EXECUTED:

THE COMPANY:	**INITIAL MEMBER:**
Millennial Fertility Co., LLC	Conceivex II Inc.

By: _____   By: _____
        Signature   Harry Cendrowski
                                                                              Its: CEO and Board Chairman

_____
Printed Name

Its: _____
        Title

Date:_____

Schedule A to Millennial Fertility Co., Limited Liability Operating Agreement

Initial Member(s)	Address for Notice	Number of Units	Sharing Ratio
Conceivex II, Inc.	4111 Andover Rd., Bloomfield Hills, MI 48302	15,000,000 Units	100%

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